Mail Stop 3561

June 20, 2008

Robert L. Antin, Chief Executive Officer
VCA Antech, Inc.
12401 West Olympic Boulevard
Los Angeles, CA 90064-1022

      Re: **VCA Antech, Inc.**
              Form 10-K for fiscal year ended December 31, 2007
              Filed February 29, 2008
              File No. 001-16783

Dear Mr. Antin:

      We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis

Critical Accounting Policies

Valuation of Goodwill and Other Intangible Assets

Goodwill, page 26

1.   We note your disclosure here and on pages 27 and 28 that you use independent valuation experts to: (i) determine the fair value of your reporting units, (ii) identify and value acquired intangible assets and (iii) estimate workers' compensation claim liability. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Schedule 14A, Filed April 25, 2008

Executive Compensation, page 16

2.   We note that performance targets and incentive awards are set for the current fiscal year during the first quarter. It is therefore unclear why the annual cash performance awards are not included in the grants of plan-based awards table. In the future, please include annual cash performance awards in the table or explain to us supplementally in the time frame below.

* * * * *

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Tomas W. Fuller, CFO
        Fax: (310) 571-6925